L'ORÉAL



L'OREAL
International Financial Information Department


05008300

18th May, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA



**Re: L'Oréal S.A. -- File No. 82-735**

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

**News Release: L'Oréal to acquire SkinCeuticals**

Very truly yours,



The International Financial
Information Director

Jean-Régis CAROF

Clichy, Wednesday May 18th 2005 – 7 p.m.

L'ORÉAL

News release

# L'OREAL TO ACQUIRE SKINCEUTICALS

## Strategic acquisition of a leading professional skin care brand in the USA

L'Oréal, the world's largest beauty company, announced today that it has signed an agreement to acquire SkinCeuticals, a professional skin care company. Founded in 1994 and headquartered in Dallas, Texas, SkinCeuticals, a privately held company, is one of the largest and fastest growing brands in the professional premium skin care market in the U.S. Through a strong and specialized distribution network, the company sells to dermatologists, plastic surgeons, and high end spas. SkinCeuticals sales in 2004 amounted to 35$M.

"The acquisition of SkinCeuticals allows L'Oréal to strengthen its position in high-performance professional skin care," said Lindsay Owen-Jones, Chairman and CEO of L'Oréal. "This market, in which SkinCeuticals is a leading player, is a particularly promising one with high international potential."

"SkinCeuticals has already acquired an excellent reputation in the U.S. dermatological world," commented Jean-Paul Agon, President and CEO of L'Oréal USA. "This acquisition will also allow L'Oréal to enter the strong and growing market of high end spas in the U.S."

"We are delighted to join forces with an organization that is not only the world's largest cosmetics company, but whose commitment and investment in research and development is unsurpassed in the industry", said Alden Pinnell, co-founder of SkinCeuticals.

SkinCeuticals will be part of the Active Cosmetics Division of L'Oréal, which has recently experienced strong growth. This acquisition further enhances an already strong portfolio of brands of American origin, such as Ralph Lauren, Redken, Maybelline, SoftSheen-Carson, Matrix and Kiehl's.

The transaction will become final upon the customary closing conditions, including antitrust clearance.

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Contacts at L'ORÉAL

Shareholders and
Market Authorities
**Mr Jean-Régis CAROF**
☎: +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
Institutional Investors
**Mrs Caroline MILLOT**
☎: +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
**Mr Mike RUMSBY**
☎: +33.1.47.56.76.71
http://www.loreal.com